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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No.__)*


                            Virtual Sellers.Com.Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Voting Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 92825Y  10  5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Myron H. Reinhart
                                8900 Brennan Rd.
                               Richmond, VA 23229
                                 (804) 741-1461
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 3, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Myron H. Reinhart

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
     Not Applicable                                              (b)  [ ]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         5,771,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,771,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,771,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     Not Applicable                                                   [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security of Issuer

         Title of Securities: Virtual Sellers.Com.Inc.

         Principal Executive Officers:

         120 N. LaSalle St., Suite 100
         Chicago, IL 60602


Item 2.  Identity and Background

         a)  Name:  Myron H. Reinhart

         b)  Address:  8900 Brennan Rd., Richmond, VA 23229

         c)  Present Principal Occupation:  Private Investor

         d)  Criminal Convictions for Prior 5 Years:  None

         e) Civil Proceedings Resulting in Final Order in connection with Securities Laws Activities: None

         f)  Citizenship:  United States of America


Item 3.  Source and Amount of Funds or Other Consideration

         $1,396,756.75  Personal Funds


Item 4.  Purpose of Transaction

         The purpose of the transaction is as follows:

         For investment purposes

         I have no plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer;

         (b) an extraordinary corporate transaction involving the Issuer;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or coporate structure:

         (g)  any  change  in  the  Issuer's  charter,   bylaws  or  instruments
         corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Sections 12(g)(4) of the Securities and Exchange Act of 1934; or

         (j) any actions similar to those listed above.


Item 5.  Interest in Securities of the Issuer

         (a) aggregate number and percentage of securities of Issuer:

                   5,771,000 shares     7.7%

         (b) number of shares with (i) sole voting power or (ii) shared voting power

                   5,771,000 shares

         (c) Transactions in securities in prior 60 days:

                   None

         (d) Does any other person have the rights to receive dividends or proceeds of sale of the securities?

                   Not Applicable

         (e) Date on which reporting person ceased to be the beneficial owner of more than 5%.

                   Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None


Item 7.  Materials to be filed as Exhibits

         None

                               SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 3, 1999                       /s/ Myron H. Reinhart
       -----------------                     -------------------------------
                                             Signature

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).